SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D (Rule 13d-101)
Information to be included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments thereto filed pursuant to § 240.13d-2(a)
Under the Securities Exchange Act of 1934
PennyMac Financial Services, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

70932B101
(CUSIP Number)

Matthew J. Fitzgerald Managing Director BlackRock, Inc. 55 East 52nd Street New York, NY 10055 (212) 810-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 70932B101	Page 2 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BLACKROCK, INC. (TIN: 23-0174431)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 16,057,170
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 16,073,278
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,073,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.7%
14	TYPE OF REPORTING PERSON HC

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule”) relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of PennyMac Financial Services, Inc., a Delaware corporation (the “Issuer”).

Item 2.	Identity and Background

This Schedule 13D is being filed by BlackRock, Inc. (the “Reporting Person”). The Reporting Person is a Delaware corporation that, through its subsidiaries, provides diversified investment management directly and indirectly through various investment products to institutions, intermediaries and individual investors. Investment management services primarily consist of the management of equity, fixed income, multi-asset class, alternative investment and cash management products. The Reporting Person, through its subsidiaries, offers its investment products in a variety of accounts, including open-end and closed-end mutual funds, iShares® exchange-traded funds, collective investment trusts and separate accounts.  In addition, the Reporting Person, through its subsidiaries, provides market risk management, financial markets advisory and enterprise investment system services to a broad base of clients. Financial markets advisory services include valuation services relating to illiquid securities, dispositions and workout assignments (including long-term portfolio liquidation assignments), risk management and strategic planning and execution. The principal office and business address of the Reporting Person is 55 East 52nd Street, New York, NY 10055.

For information required by Instruction C to Schedule 13D with respect to the officers and directors of the Reporting Person (collectively, the "Covered Persons"), reference is made to Schedule A annexed hereto and incorporated herein by reference.

During the last five years, none of the Reporting Person, its subsidiaries or, to the knowledge of the Reporting Person, any of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Person, its subsidiaries or, to the knowledge of the Reporting Person, any of the Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding and violation with respect to such laws.

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934 (the “Act”).

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person, in its role as an investment adviser for certain client accounts, acquired beneficial ownership of 512,631 shares of Class A Common Stock (the “Client Securities”) after the Issuer’s registration of the Class A Common Stock pursuant to

Section 12 of the Act.  Such acquisitions were made with available funds of the applicable client accounts and were acquired for investment purposes by funds and accounts for which certain of the Reporting Person’s advisory subsidiaries act as investment advisers.  The general investment policy associated with these applicable client accounts is to replicate the economic performance of a third party index.  The aggregate purchase price for the Client Securities was $10,311,036.06.

In a reclassification of the outstanding limited liability company interests of Private National Mortgage Acceptance Company, LLC (the “LLC”) consummated in connection with the initial public offering of the Issuer, but in advance of the Issuer’s registration of the Class A Common Stock pursuant to Section 12 of the Act, BlackRock Mortgage Ventures, LLC, an indirect wholly owned subsidiary of the Reporting Person (“BLK MV”), received 21,670,647 Class A Units of the LLC (“Class A Units”) in exchange for equity interests in the LLC that had then been held by BLK MV prior to the initial public offering of the Issuer.  The Issuer is the managing member of the LLC.

Pursuant to an exchange agreement between the Issuer, the LLC and BLK MV entered into on May 8, 2013 (the “Exchange Agreement”), BLK MV may exchange its Class A Units for shares of Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and certain other transactions.  The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the Exchange Agreement, which is Exhibit 99.1 hereto and is incorporated herein by reference.

On December 13, 2013, BLK MV exchanged 1,800,000 of its then-owned Class A Units for 1,800,000 shares of Class A Common Stock pursuant to the Exchange Agreement, which did not alter the Reporting Person’s beneficial ownership of the Class A Common Stock.

Other than the Client Securities, the Reporting Person indirectly holds 1,800,000 shares of Class A Common Stock  and 13,760,647 Class A Units (collectively, the “Reporting Person Securities”).

Item 4.	Purpose of Transaction

All of the Reporting Person Securities were acquired for investment purposes.  The Reporting Person intends to review on a continuing basis its investment of the Reporting Person Securities in the Issuer. Based on such review, the Reporting Person may acquire or dispose of Class A Common Stock or other securities of the Issuer at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light (i) the price and availability of the Issuer's securities; (ii) subsequent developments concerning the Issuer's business and prospects and the industry in which the Issuer operates; (iii) the Reporting Person’s general investment policies; (iv) other investment and business opportunities available to the Reporting Person; (v) general market and economic conditions; (vi) tax considerations and (vii) such other factors as the Reporting Person may consider relevant.

All of the Client Securities were acquired for investment purposes by funds and accounts for which certain of the Reporting Person’s subsidiaries act as investment advisers. The general investment policy associated with these applicable funds and accounts is to replicate the economic performance of a third party index.

With respect to the Client Securities, the Reporting Person expects each of its advisory subsidiaries to evaluate on a continuing basis its client accounts’ investment in the Issuer and that each such subsidiary may from time to time acquire or dispose of shares of Class A Common Stock or other securities of the Issuer on behalf of such client accounts. Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer's securities; (ii) subsequent developments concerning the Issuer's business and prospects and the industry in which the Issuer operates; (iii) the Reporting Person's advisory subsidiaries’ general investment policies with respect to the applicable accounts managed by the Reporting Person's advisory subsidiaries; (iv) other investment and business opportunities available to the Reporting Person's advisory subsidiaries on behalf of their clients; (v) general market and economic conditions; (vi) tax considerations and (vii) such other factors as the Reporting Person's advisory subsidiaries may consider relevant. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions or privately negotiated transactions.

Except as set forth in this Schedule, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(d).

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The information set forth on the cover page to this filing is incorporated herein by reference.

The Reporting Person Securities and the Client Securities represent, in the aggregate, 46.7% of the total number of the outstanding shares of Class A Common Stock, as calculated pursuant to Rule 13d-3(d).

The Reporting Person has the power to vote and dispose of the shares of Class A Common Stock that it beneficially owns other than 16,108 shares held for clients who have retained sole voting power over such shares.

(c)

The information set forth in Item 4 is hereby incorporated herein by reference.

On June 28, 2013, BLK MV donated 6,110,000 of its then-owned Class A Units as a charitable gift to a donor advised fund, which interests accordingly are not reported as beneficially owned by the Reporting Person on this Schedule 13D.

In addition to those transactions described above in this Item 5(c), Schedule B sets forth transactions in the Shares which were effected during the sixty day periods ending on each of June 28, 2013 and February 28, 2014, the nearest practicable date prior to the filing of this Schedule, all of which were effected in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the Issuer. The transactions in the Class A Common Stock described on Schedule B were effected on the NYSE unless otherwise indicated.

Except for investment advisory clients of the Reporting Person's subsidiaries who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Client Securities, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by the Reporting Person.

The ownership percentages set forth above are based on 18,887,777 shares of the Class A Common Stock outstanding as of November 12, 2013, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2013, plus the 13,760,647 Class A Units held by BLK MV and the 1,800,000 shares of the Class A Common Stock issued to BLK MV on December 13, 2013 in exchange for 1,800,000 Class A Units pursuant to the Exchange Agreement.

Item 6.	Contacts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is hereby incorporated herein by reference.

The Reporting Person indirectly holds one share of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) of the Issuer.  Each holder of Class B Common Stock is entitled to a number of votes at the Issuer’s stockholder meetings that is equal to the aggregate number of Class A Units held by such holder.

Two members of the Issuer’s board of directors have been nominated to such positions by BLK MV pursuant to its rights under the Stockholder Agreement (as defined below).

The following descriptions are qualified in their entirety by reference to the Exchange Agreement, the Registration Rights Agreement, the Tax Receivable Agreement, the Stockholder Agreement and the LLC Agreement (each as defined below), which are, respectively, incorporated herein by reference to Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 hereto, respectively.

EXCHANGE AGREEMENT

The information set forth under Item 3 is hereby incorporated by reference.

REGISTRATION RIGHTS AGREEMENT

BLK MV is party to a Registration Rights Agreement dated May 8, 2013 (the “Registration Rights Agreement”), pursuant to which the Issuer has agreed to register for resale under the Securities Act of 1933 shares of Class A Common Stock received in exchange for Class A Units held by BLK MV and the other parties to the agreement.  In addition, BLK MV has the right, subject to the terms of the Registration Rights Agreement, to demand that the Issuer registers the sale of shares of Class A Common Stock held by it.  BLK MV may also require the Issuer to make available shelf registration statements permitting sales of shares of Class A Common Stock into the market from time to time over an extended period.  In addition, BLK MV has the ability under the Registration Rights Agreement to exercise certain piggyback registration rights in respect of shares of Class A Common Stock held by it in connection with registered offerings requested by other registration rights holders or initiated by the Issuer.

TAX RECEIVABLE AGREEMENT

BLK MV is party to a Tax Receivable Agreement dated May 8, 2013 (the “Tax Receivable Agreement”) that provides for the payment from time to time by the Issuer to BLK MV and the other holders of Class A Units of 85% of the amount of the net tax benefits, if any, that the Issuer is deemed to realize under certain circumstances as a result of (i) increases in tax basis resulting from exchanges of Class A Units for shares of Class A Common Stock of the Issuer and (ii) certain other tax benefits related to the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement.

STOCKHOLDER AGREEMENT

BLK MV is party to a Stockholder Agreement with the Issuer dated May 8, 2013 (the “Stockholder Agreement”) which provides that the Issuer’s board of directors will consist of no more than nine directors as long as BLK MV and its affiliates hold at least 10% of the voting power of the Issuer’s outstanding capital stock. The Stockholder Agreement also provides that BLK MV has the right to nominate two individuals for election to the Issuer’s board of directors as long as it, together with its affiliates, holds at least 15% of the voting power of the Issuer’s outstanding capital stock, and the right to nominate one individual for election to the Issuer’s board of directors as long as BLK MV, together with its affiliates, holds at least 10% of the voting power of the Issuer’s outstanding capital stock.  In addition, the Stockholder Agreement provides that BLK MV, as long as it, together with its affiliates, holds at least 10% of the voting power of the Issuer’s outstanding capital stock, has the right to nominate one member to each committee of the Issuer’s board of directors, and as long as such nominees meet the independence standards applicable to such committees, the Issuer will appoint such nominees as members of such committees. The Stockholder Agreement also provides that neither the Issuer’s certificate of incorporation nor its bylaws may be amended in any manner that is adverse to BLK MV or its affiliates without the consent of BLK MV, as long BLK MV, together with its affiliates, holds at least 5% of the voting power of the Issuer’s outstanding capital stock.

LLC AGREEMENT

BLK MV is party to the Fourth Amended and Restated Limited Liability Company Agreement of the LLC dated May 8, 2013 (the “LLC Agreement”).  Pursuant to the LLC Agreement, the Issuer is the sole managing member of the LLC and operates and controls all of the business and affairs of the LLC.  While BLK MV and the other holders of Class A Units do not have voting rights under the LLC Agreement, BLK MV and certain other holders have consent and other rights over certain actions relating to the LLC, including, among other items, with respect to (i) the creation of additional classes of units or securities, (ii) agreements that would limit the ability of the LLC to make tax distributions or payments under the Tax Receivable Agreement, (iii) dilutive issuances and (iv) amendments to the LLC Agreement.  In addition, under the LLC Agreement, BLK MV and the other holders of Class A Units receive quarterly tax distributions based on the taxable income attributable to their Class A Units.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

No. 99.1
Exchange Agreement, dated as of May 8, 2013, among PennyMac Financial Services, Inc., Private National Mortgage Acceptance Company, LLC and the unitholders from time to time party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by PennyMac Financial Services, Inc. with the Securities and Exchange Commission on May 14, 2014).

No. 99.2
Registration Rights Agreement, dated as of May 8, 2013, among PennyMac Financial Services, Inc. and the unitholders from time to time party thereto (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed by PennyMac Financial Services, Inc. with the Securities and Exchange Commission on May 14, 2014).

No. 99.3
Tax Receivable Agreement, dated as of May 8, 2013, among PennyMac Financial Services, Inc., Private National Mortgage Acceptance Company, LLC and the unitholders from time to time party thereto (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed by PennyMac Financial Services, Inc. with the Securities and Exchange Commission on May 14, 2014).

No. 99.4
Stockholder Agreement, dated as of May 8, 2013, by and between PennyMac Financial Services, Inc. and BlackRock Mortgage Ventures, LLC (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K filed by PennyMac Financial Services, Inc. with the Securities and Exchange Commission on May 14, 2014).

No. 99.5
Fourth Amended and Restated Limited Liability Company Agreement of Private National Mortgage Acceptance Company, LLC, dated as of May 8, 2013 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by PennyMac Financial Services, Inc. with the Securities and Exchange Commission on May 14, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 28, 2014

BLACKROCK, INC.

By:	/s/ Matthew J. Fitzgerald
Name:	Matthew J. Fitzgerald
Title:	Attorney-in-fact

SCHEDULE A

The following is a list of the executive officers and directors of the Reporting Person, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person.

BlackRock, Inc.

Executive Officers

Name	Business Address	Present Principal Occupation or Employment / Name and Address of Any Other Corporation	Citizenship

Laurence D. Fink	55 East 52nd Street New York, NY 10055	Chairman and Chief Executive Officer	U.S.

Robert S. Kapito	55 East 52nd Street New York, NY 10055	President	U.S.

Robert W. Fairbairn	55 East 52nd Street New York, NY 10055	Senior Managing Director and Head of Global Retail & iShares	U.S.

Joseph Feliciani	55 East 52nd Street New York, NY 10055	Global Finance Director and Chief Accounting Officer	U.S.

Charles S. Hallac	55 East 52nd Street New York, NY 10055	Senior Managing Director and Chief Operating Officer	U.S.

J. Richard Kushel	55 East 52nd Street New York, NY 10055	Senior Managing Director and Deputy Chief Operating Officer	U.S.

Jeffrey A. Smith	55 East 52nd Street New York, NY 10055	Senior Managing Director and Head of Human Resources	U.S.

David J. Blumer	55 East 52nd Street New York, NY 10055	Senior Managing Director and Head of Europe, Middle East and Africa	Swiss

Robert L. Goldstein	55 East 52nd Street New York, NY 10055	Senior Managing Director and Global Head of Institutional Client Business & BlackRock Solutions	U.S.

Matthew J. Mallow	55 East 52nd Street New York, NY 10055	Senior Managing Director and General Counsel	U.S.

Mark S. McCombe	55 East 52nd Street New York, NY 10055	Senior Managing Director and Chairman of Asia/Pacific	British

Gary S. Shedlin	55 East 52nd Street New York, NY 10055	Senior Managing Director and Chief Financial Officer	U.S.

Directors

Name	Business Address	Present Principal Occupation or Employment / Name and Address of Any Other Corporation	Citizenship

Laurence D. Fink	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Chairman and Chief Executive Officer	U.S.

Robert S. Kapito	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	President	U.S.

Abdlatif Al-Hamad	Arab Fund for Economic & Social Development, Airport Boulevard Shuwaikh, Kuwait	Arab Fund for Economic & Social Development - Chairman, Director General	Kuwaiti

Mathis Cabiallavetta	Swiss Reinsurance Company Ltd. Mythenquai 50/60 CH-8022 Zurich, Switzerland	Swiss Reinsurance Company Ltd. - Vice Chairman	Swiss

William S. Demchak	The PNC Financial Services Group, Inc. One PNC Plaza Avenue Pittsburgh, PA 15222	The PNC Financial Services Group, Inc. – Chairman and CEO	U.S.

Murry S. Gerber	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Retired	U.S.

James Grosfeld	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Retired	U.S.

David H. Komansky	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Retired	U.S.

Sir Deryck Maughan	Kohlberg Kravis Roberts & Co. 9 West 57th Street Suite 4200 New York, NY 10019	Kohlberg Kravis Roberts & Co. – Senior Adviser	British

Thomas K. Montag	Bank of America One Bryant Park 4th Floor New York, NY 10036	Bank of America – Co-Chief Operating Officer	U.S.

Thomas H. O’Brien	The PNC Financial Services Group, Inc. One PNC Plaza, 249 Fifth Avenue, 2nd Floor Pittsburgh, PA 15222	Retired	U.S.

James E. Rohr	The PNC Financial Services Group, Inc. One PNC Plaza, 249 Fifth Avenue, 2nd Floor Pittsburgh, PA 15222	The PNC Financial Services Group, Inc. – Executive Chairman	U.S.

Ivan G. Seidenberg	Verizon Communications 140 West Street, Floor 29 New York, NY 10007	Retired	U.S.

John S. Varley	Barclays PLC One Churchill Place London E14 5HP United Kingdom	Retired	British

Pamela Daley	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Retired	U.S.

Jessica Einhorn	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Retired	U.S.

Fabrizio Freda	The Estee Lauder Companies Inc. 767 Fifth Avenue, 40th Floor New York, NY 10153	President and Chief Executive Officer The Estée Lauder Companies Inc.	Italian

Cheryl D. Mills	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Retired	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa Av. Paseo de las Palmas #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, México D.F.	Chairman of the Board of Directors, Grupo Financiero Inbursa	Mexican

Susan L. Wagner	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Retired	U.S.

Schedule B

Transactions in Class A Common Stock
(60 Day period ending on June 28, 2013)

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Institutional Trust Company, N.A.	June 20 2013	1,507	21.3989	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	June 25 2013	442	21.1	BUY	NYSE
BlackRock Investment Management, LLC	June 28 2013	6,105	21.2487	BUY	NYSE
BlackRock Investment Management, LLC	June 28 2013	5,349	21.2487	BUY	NYSE
BlackRock Investment Management, LLC	June 28 2013	4,050	21.2487	BUY	NYSE
BlackRock Advisors, LLC	June 28 2013	5,696	21.2487	BUY	NYSE
BlackRock Investment Management, LLC	June 28 2013	1,023	21.2487	BUY	NYSE
BlackRock Investment Management, LLC	June 28 2013	1,336	21.2487	BUY	NYSE
BlackRock Investment Management, LLC	June 28 2013	7,907	21.2487	BUY	NYSE
BlackRock Investment Management, LLC	June 28 2013	2,386	21.2487	BUY	NYSE
BlackRock Fund Advisors	June 28 2013	88	21.27	BUY	ETF Create
BlackRock Fund Advisors	June 28 2013	-264	21.27	SELL	ETF Redeem
BlackRock Fund Advisors	June 28 2013	1,232	21.27	BUY	ETF Create
BlackRock Fund Advisors	June 28 2013	176	21.27	BUY	ETF Create
BlackRock Fund Advisors	June 28 2013	1,232	21.27	BUY	ETF Create
BlackRock Fund Advisors	June 28 2013	528	21.27	BUY	ETF Create

BlackRock Fund Advisors	June 28 2013	194,255	21.2587	BUY	NYSE
BlackRock Fund Advisors	June 28 2013	94,439	21.2487	BUY	NYSE
BlackRock Fund Advisors	June 28 2013	6	21.27	BUY	ETF Create
BlackRock Fund Advisors	June 28 2013	3,053	21.2589	BUY	NYSE
BlackRock Fund Advisors	June 28 2013	590	21.2589	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	June 28 2013	9,789	21.2487	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	June 28 2013	8,758	21.2589	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	June 28 2013	50,388	21.2487	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	June 28 2013	31,948	21.2487	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	June 28 2013	11,895	21.2487	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	June 28 2013	8,323	21.2589	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	June 28 2013	837	21.2604	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	June 28 2013	442	21.27	BUY	Client Transfer In
BlackRock Fund Advisors	June 28 2013	2,351	21.2487	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	June 28 2013	879	21.2487	BUY	NYSE
BlackRock Investment Management, LLC	June 28 2013	3,790	21.2487	BUY	NYSE
BlackRock Investment Management, LLC	June 28 2013	1,354	21.2589	BUY	NYSE
BlackRock Investment Management, LLC	June 28 2013	8,656	21.2487	BUY	NYSE
BlackRock Asset Management Canada Limited	June 28 2013	406	21.2589	BUY	NYSE

BlackRock Institutional Trust Company, N.A.	June 28 2013	193	21.2589	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	June 28 2013	568	21.2589	BUY	NYSE
BlackRock Investment Management, LLC	June 28 2013	456	21.2487	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	June 28 2013	1,118	21.2589	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	June 28 2013	-442	21.27	SELL	Client Transfer Out
BlackRock Institutional Trust Company, N.A.	June 28 2013	1,505	21.2487	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	June 28 2013	40	21.2589	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	June 28 2013	2,624	21.2604	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	June 28 2013	829	21.2604	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	June 28 2013	222	21.2604	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	June 28 2013	3,117	21.2604	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	June 28 2013	5,361	21.2604	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	June 28 2013	146	21.2604	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	June 28 2013	100	21.2604	BUY	NYSE

Schedule B

Transactions in Class A Common Stock
(60 Day period ending on February 28, 2014)

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Advisors (UK) Limited	January 27 2014	13,494	17.55	BUY	Client Transfer In
BlackRock Advisors (UK) Limited	January 27 2014	-13,494	17.0193	SELL	NYSE